Exhibit 16.1

June 24, 2021

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE: Cardiff Lexington Corp. Changes in Registrant’s Certifying Accountant

We have read the statements of Cardiff Lexington Corp., pertaining to our firm included under Item 4.01 of Form 8-K dated June 18, 2021 and agree with such statements as they pertain to our firm. We have read Item 4.01, captioned “Changes in Registrant’s Certifying Accountant,” of the Current Report on Form 8-K of Cardiff Lexington Corp., and are in agreement with the statements therein as they relate to our firm. We have no basis to agree or disagree with the other statements contained therein.

Sincerely,

/s/ Daszkal Bolton LLP

Certified Public Accountants

Fort Lauderdale, Florida